Exhibit 4.6

Executive employment agreement

This executive employment agreement is made on 05 May 2022

between

Immuron Limited ACN 063 114 045 of Unit 10, 25-37 Chapman Street, Blackburn North, VIC 3130, Australia (Employer)

and

Steven Lydeamore (Executive).

BACKGROUND

A.	The Employer has decided to appoint a Chief Executive Officer (CEO) and has further decided to offer the position to the Executive.

B.	The Executive has agreed to accept the position with the Employer.

C.	The Employer and the Executive agree that the remuneration and benefits to which the Executive is entitled pursuant to this agreement are, in part, consideration for the Executive agreeing to accept the office of CEO of the Employer from the Commencement Date.

D.	The Employer and the Executive have reached an agreement as to the terms and conditions which will apply to the Executive’s employment with the Employer.

OPERATIVE PROVISIONS

1.	Appointment as Chief Executive Officer

1.1.	Position

The Employer appoints the Executive, and the Executive accepts the appointment, as CEO of the Employer.

1.2.	Location

The Executive will be based in Adelaide unless otherwise agreed. The Executive acknowledges and accepts that the Executive will be regularly required to travel away from that location in order to effectively carry out the Executive’s duties. The Executive will be expected to spend nine days per calendar month in Employer’s Melbourne offices for the first six months of his engagement unless otherwise agreed. All reasonable travel expenses will be reimbursed.

1.3.	Duration

The Executive’s appointment will commence on Monday, 27th June 2022 (Commencement Date) and will continue until terminated in accordance with the provisions of this agreement.

2.	Duties and accountability

2.1.	Duties

(a)	The Executive will be responsible for the matters listed in Schedule 1 to this agreement.

(b)	The Executive will report and be accountable to the Board of Directors of the Employer or any other person nominated by the Employer from time to time.

(c)	In performing the Executive’s duties, the Executive must:

(i)	serve the Employer faithfully and diligently and exercise all due skill and care;

(ii)	act in the best interests of the Employer at all times;

(iii)	avoid all conflicts of interest and otherwise refrain from acting or giving the appearance of acting contrary to the interests of the Employer;

(iv)	use the Executive’s best endeavours to protect and promote the Employer’s good name and reputation; and

(v)	report all things, of which the Executive becomes aware, that are relevant to the Employer’s interests.

2.2.	Compliance

In performing the Executive’s duties, the Executive must observe and comply with all duties imposed on the Executive by operation of law, including fiduciary duties and those duties outlined in the Corporations Act 2001 (Cth) and any listing rules (if applicable).

2.3.	Hours of work

The Executive’s normal hours of work will be from 8:30 am to 5:00 pm Monday to Friday together with such reasonable additional hours, including at weekends or during holidays, as are reasonably necessary for the proper performance of the Executive’s duties. The Executive acknowledges that there is no entitlement to additional remuneration for work performed outside the Executive’s normal working hours.

3.	Remuneration

3.1.	Base salary

(a)	The Employer will pay the Executive a base salary of A$415,000. (Four Hundred and Fifteen Thousand Dollars) per annum.

(b)	Payment of base salary will be made on the 15th day of each month, for the current calendar month, to a bank account nominated by the Executive.

3.2.	Superannuation

(a)	The Executive is required to nominate a complying superannuation fund.

(b)	In addition to the base salary, contributions will be made on behalf of the Executive, by the Employer, to the superannuation fund in accordance with the minimum amount prescribed by relevant superannuation legislation from time to time which shall not be limited by any maximum superannuation contribution base.

3.3.	Bonus, incentives and share plan

The Executive may be eligible to participate in bonus plans, share plans or other incentive plans approved by the board of directors from time to time. Any payment or other benefit to the Executive as a result of participation in any bonus, share or incentive plan will be at the sole and absolute discretion of the Employer.

The Executive will be offered 1.43 million (One Million, Four Hundred and Thirty Thousand) options with a nil purchase price, and an exercise price of 145% of the 5 Day rolling VWAP on the day he starts (with a cashless exercise provision) and an expiry date four years after grant date all in accordance with the Immuron Omnibus Incentive Plan

3.4.	Expenses

The Employer will meet all reasonable expenses incurred by the Executive in the performance of the Executive’s duties including, but not limited to, travel, entertainment and related expenses, subject to compliance by the Executive with any expense claiming procedures issued by the board of directors from time to time.

3.5.	Salary review

(a)	The Employer will undertake an annual review of the Executive’s base salary.

(b)	The Employer has no obligation to increase the Executive’s base salary at any time.

4.	Leave

4.1.	Annual leave

(a)	The Executive will be entitled to 4 weeks’ annual leave per year of continuous service, in accordance with the provisions of the National Employment Standards in the Fair Work Act 2009 (Cth).

(b)	The Executive must notify the board of directors in advance of the Executive’s intention to take annual leave. Annual leave must be taken at a time or times to be approved by the Employer.

4.2.	Long service leave

The Executive will be entitled to long service leave in accordance with the applicable legislation.

4.3.	Personal/carer’s and compassionate leave

(a)	The Executive will be entitled to 10 days’ paid personal/carer’s leave per year of service if the Executive:

(i)	cannot attend work due to illness; or

(ii)	needs to care or support an immediate family member or other member of the Executive’s household due to illness or emergency.

(b)	Untaken paid personal/carer’s leave accumulates from year to year but will not be paid out on termination.

(c)	In addition, the Executive will be granted 2 days’ unpaid carer’s leave if the Executive has exhausted paid personal/carer’s leave and the Executive provides proof in accordance with clause 4.3(e). Rights under this clause arise each time the Employee needs to care for or support an immediate family member or other member of the Employee’s household due to illness or emergency.

(d)	The Executive is entitled to 2 days’ paid compassionate leave in the event of the death or a serious life-threatening illness or injury of an immediate family member or member of the Executive’s household. Untaken compassionate leave does not accumulate from year to year and will not be paid out if the Executive’s employment ends.

(e)	The Employer may require the Executive to provide a medical certificate or, if it is not reasonably practicable to do so, a statutory declaration for any absence from work for personal/carer’s or compassionate leave.

(f)	The Executive must give the Employer notice of the Executive’s intention to take personal/carer’s or compassionate as soon as practicable. The Employee must also advise the Employer of the period or expected period of leave.

4.4.	Other

The Executive may be entitled to other leave in accordance with the Fair Work Act 2009 (Cth), including community service leave and domestic violence leave.

5.	Confidentiality

(a)	For the purposes of this clause, Confidential Information includes information about the Employer’s business, products and services (including future products and services), financial information, pricing, terms of trade, suppliers and customers, contracts and arrangements, plans, strategies and forecasts, research and development information, and any other information designated as confidential by the Employer.

(b)	The Executive must not, either during or after employment has ended, disclose any Confidential Information developed, accessed or acquired as a direct or indirect result of the employment, except in the proper course of employment, as required by law, or with previous written consent from the Employer.

(c)	The Executive must only use the Confidential Information for the Executive’s employment and must not use or attempt to use any Confidential Information in any manner which may injure or cause loss to the Employer.

(d)	All Confidential Information remains the property of the Employer.

(e)	At the end of the Executive’s employment, the Executive must return any of the Confidential Information in the possession or control of the Executive.

6.	Intellectual Property

Ownership

6.1.	Ownership

(a)	For the purpose of this clause, Intellectual Property includes all discoveries and intellectual property rights (including, without limitation, all copyright, designs, trademarks and patents) of any nature in any inventions, designs, works, computer programs, processes created, developed or generated by the Executive:

(i)	whether alone or with others (including the Employer’s other employees, contractors or agents) for the use of the Employer;

(ii)	without limiting the generality of clause 6.1(a), during work hours, on the Employer’s premises or using the Employer’s resources (including Confidential Information); and

(iii)	without limiting the generality of clauses 6.1(a) and 6.1(b), in the course of the Executive’s employment, or which are along the lines of the actual or anticipated business, work or investigations of the Employer.

(b)	The Executive must disclose all Intellectual Property to the Employer.

(c)	All Intellectual Property rights will vest in the Employer upon creation. The Executive assigns to the Employer all existing and future rights in all Intellectual Property. The assignment is effective without any further payment to the Executive, whether by way of royalty or otherwise, and is in perpetuity and without restriction as to use or territory.

(d)	The Executive must do all things necessary to give effect to the assignment, including executing any further document required by the Employer, and do anything reasonably requested by the Employer to enable the Employer to further assure the rights assigned.

6.2.	Indemnity

The Executive agrees to indemnify the Employer fully against all liabilities, costs and expenses which the Employer may incur as a result of any breach of this clause by the Executive.

6.3.	Survival of obligations

The obligations accepted by the Executive under this clause survive the termination of the employment.

7.	Restraints

7.1.	Non-compete

(a)	The Executive agrees that the Executive will not, without the written consent of the Employer, during the period of 12 months (or if this is unenforceable 6 months or if this is unenforceable 3 months) after the termination of the Executive’s employment and within Australia (or if this is unenforceable Victoria) undertake, carry on, be employed or engaged in, whether directly or indirectly, any business or activity that is the same or substantially similar to the part of the Employer’s business in which the Executive worked during the six months prior to the Executive’s employment ending.

(b)	The Executive acknowledges that any breach by the Executive of this clause would cause irreparable harm and significant damage to the Employer and, accordingly, that the Employer has the right to seek and obtain immediate injunctive relief in relation to any such breach.

(c)	The Executive acknowledges that the covenants contained in this clause are fair and reasonable and that the Employer is relying upon this acknowledgment in entering into this agreement.

7.2.	Non-solicit

(a)	The Executive agrees that the Executive will not, without the written consent of the Employer, during the period of 12 months after the termination of the Executive’s employment:

(i)	solicit, canvass, approach or accept any approach from any person or organisation who was at any time during the 12 months prior to the Executive’s employment ending, a client or customer of, a supplier or contractor to, or investor in the Employer; or

(ii)	solicit, interfere with or endeavor to entice away from the Employer any employee, contractor or consultant of the Employer.

(b)	The Executive acknowledges that any breach by the Executive of this clause would cause irreparable harm and significant damage to the Employer and, accordingly, that the Employer has the right to seek and obtain immediate injunctive relief in relation to any such breach.

(c)	The Executive acknowledges that the covenants contained in this clause are fair and reasonable and that the Employer is relying upon this acknowledgment in entering into this agreement.

8.	Termination

8.1.	Termination by Employer without notice

The Employer may terminate the Executive’s employment at any time without prior notice if the Executive:

(a)	commits any serious or persistent breach of any of the provisions of this agreement;

(b)	engages in serious misconduct or willful neglect in the discharge of the Executive’s duties, including, but not limited to, dishonesty, fraud, breach of safety provisions, willful damage to property of the Employer, drunkenness, use of illegal substances, gross negligence or unauthorized absenteeism.

(c)	otherwise commits any act which may bring the Employer or any of its related body corporate into disrepute;

(d)	becomes bankrupt or makes any arrangement or composition with the Executive’s creditors;

(e)	becomes of unsound mind;

(f)	breaches the Executive’s obligations under this agreement in relation to Confidential Information or Intellectual Property; or

(g)	is convicted of any criminal offence (including any offence under the Corporations Act 2001 (Cth)), other than an offence which in the reasonable opinion of the Employer does not affect the Executive’s position as an Employee of the Employer.

8.2.	Termination by either party on notice

(a)	The Executive’s employment will be subject to a probationary period of 6 months. During the probationary period, the Employer may terminate the Executive’s employment on 3 month’s notice.

(b)	After the probationary period, either party may terminate the Executive’s employment at any time by giving to the other six months’ notice in writing.

(c)	If any party gives notice of termination, the Employer may:

(i)	make a payment of salary in lieu of all or part of the notice period; or

(ii)	direct the Executive not to attend work and may excuse the Executive from the performance of the Executive’s duties for all or any part of the notice period.

8.3.	Payments and adjustments on termination

(a)	If the Executive’s employment is terminated under clause 8.2, the Employer will be obliged to pay the Executive:

(i)	any accrued base salary to which the Executive may be entitled up to the date of the end of the notice period;

(ii)	any superannuation contributions payable up to the date of the end of the notice period; and

(iii)	any amount to which the Executive may be entitled as at the date of termination in lieu of accrued annual leave or long service leave.

(b)	If upon termination of employment, the Executive owes any monies or has taken any annual leave in excess of the Executive’s accrued entitlement, the Employer may, to the extent permitted by law, deduct from the Executive’s final pay any monies owed, or annual leave taken.

8.4.	Obligations on termination — return of Employer property

On termination of the Executive’s employment, the Executive must:

(a)	immediately return to the Employer all property of the Employer that is in the control or possession of the Executive, including but not limited to, all documents, records, reports, laptop, computers and software, equipment, Confidential Information, credit cards, keys and security passes; and

(b)	provide to the Employer all relevant passwords, if any, to computers, systems or computer files which have been in the Executive’s care or control during the Executive’s employment.

9.	Employer policy

(a)	The Executive agrees to be bound by the policies, written codes of conduct, and practices or procedures of the Employer as may exist and be varied from time to time.

(b)	However, the policies of the Employer do not form part of this agreement.

10.	General

10.1.	Severability

Part or all of any clause of this agreement that is or becomes illegal, void or unenforceable will be ineffective and severed from this agreement to the extent that it is illegal, void or unenforceable. The remaining provisions of this agreement will continue in force.

10.2.	Notices

All notices may be sent either by personal delivery or by pre-paid mail to the last known address of the other. Notices sent by mail are deemed to be received when delivered in the ordinary course of the post.

10.3.	Variation

The terms and conditions referred to in this letter may only be varied by a written agreement signed by both the Executive and the Employer.

10.4.	Entire agreement

This agreement is the sole agreement between the parties which relates to the terms and conditions under which the Executive is employed by the Employer. The parties expressly acknowledge that no representations or warranties have been given by either of them other than those contained in this agreement.

10.5.	Governing law

This agreement will be governed by the laws of Victoria and the parties agree that they will submit to exclusive jurisdiction of the courts of Victoria and courts entitled to hear appeals from those courts.

Executed as an agreement on 05 May 2022.

Signed for Immuron Limited

Chairman	Company Secretary

Signature of Chairman	Signature of Company Secretary

Agreed by Appointee

Witness name

Signature of Executive	Signature of witness

Schedule 1

Executive’s Duties

The Executive will report and be accountable to the Board of Directors of Immuron Limited.

The Executive is responsible for the day-to-day operations, site management, strategic planning and leadership of the team of scientists and staff located at the Company’s offices in Australia and worldwide. The CEO will, in concert with the Board of Directors, be responsible for the development of global strategy and goals and implementation of same for the Company.

Specific Responsibilities:

1.	Provide the leadership, management expertise, guidance, and energy necessary to achieve the overall goals established for the Company’s Business by the management team and approved by the Company’s Board of Directors.

2.	Based on the goals set, develop, drive and update the strategic, business and finance plans for the Company.

3.	Lead the planning of activities relating to the development of the Company’s new and proposed products as related to:

a.	Biotechnology product development with external partners.

b.	the application of the technology in the OTC and Medical consumer and hospital markets

c.	further enhancements of the core technologies; and

d.	development of new areas of business growth for the Company.

4.	Lead and build a team-first culture orientated to executing the Company’s strategic plan and objectives.

5.	Lead the business development activities aligned with the Company’s objectives.

6.	Establish best practices, processes, and procedures to manage the Company’s Business.

7.	Set goals for the Company’s staff, establish performance metrics, and ensure individual accountability for meeting them.

8.	Ensure alignment and cooperation with cross-functional areas of the Company’s operations, including product development, clinical trials, manufacturing, business development, accounting, human resources and sales.

9.	Mentor and forge solid, positive working relationships with the Company’s staff.

10.	Provide proactive advice and guidance to the Company’s management team and Board of Directors on business implications of technology development and business development activities.

11.	Recruit new members of the Company’s management team as required.

12.	Ensure the Company’s compliance with all applicable local, state and federal and overseas government legislation regarding work health and safety and general employment law.

13.	Provide monthly technical progress, business development and financial reports to the Board of Directors.

14.	Travel to visit partners, or potential partners, of the Company, as well as to attend global business meetings as a representative of the Company.

15.	Prepare annual budgets and ensure both top and bottom-line objectives are met or exceeded.

16.	Produce regular communications and updates that can be shared with the Company’s shareholders via letter, ASX releases, webinar and/or at live shareholder events.

17.	As required, be the “face” of the Company to the financial markets and participate in the raising of capital for the Company.